Filed by Vector Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Vector Acquisition Corp. and Rocket Lab USA, Inc.

(Commission File No. 333-257440-01)

Rocket Lab to Launch Finnish Satellite Developing Next-Generation Space Junk Removal Technologies

AuroraSat-1 will test spacecraft hardware developed for sustainable space use including water-based propulsion jets and plasma brakes

Long Beach, California. August 16, 2021 – Rocket Lab, a leading launch provider and space systems company, has today announced it will launch a satellite to test space junk removal technologies for Aurora Propulsion Technologies, a Finnish company dedicated to the sustainable use of space.

Lifting-off from Launch Complex 1 on New Zealand’s Mahia Peninsula as part of a rideshare mission scheduled in Q4, 2021, Electron will deploy AuroraSat-1 to low Earth orbit in a demonstration of the company’s proprietary propulsion devices and plasma brakes that provide efficient propulsion and deorbiting capabilities for small satellites. The CubeSat will validate the water-based propellant and mobility control of its Resistojets that can assist CubeSats with detumbling capabilities and propulsion-based attitude control. AuroraSat-1 will also test its deployable Plasma Brakes which combine a micro-tether with charged particles in space, or ionospheric plasma, to generate significant amounts of drag to deorbit the spacecraft safely at the end of its life.

The recently-signed launch agreement provides Aurora with an accelerated on-ramp to space at a critical phase in the company’s growth and technology development. Originally manifested to launch on a different rocket and orbital transfer vehicle, Rocket Lab’s rapid and streamlined space access, combined with the ability of Electron’s Kick Stage to precisely deliver payloads to their unique orbits, were decisive factors in Aurora selecting Rocket Lab as the launch provider for their mission.

“Speed to space is crucial in the development of next-generation technologies like Aurora’s, made possible by the dedicated team behind Electron that delivers rapid and responsive launch for satellite operators who want to move quickly,” said Rocket Lab founder and CEO, Peter Beck. “We’re delighted to be working with Aurora to enable new and innovative systems with the safe and sustainable use of space in mind.”

Aurora CEO, Roope Takala said: “After earlier launch plans fell through, we greatly value Rocket Lab’s ability to offer a launch in a flight window starting just three months from our originally planned launch date. The quick response Rocket Lab offered allows us to space prove our technologies this year and keep on track with our development plans.”

The AuroraSat-1 launch agreement follows a collection of other announced satellites flying onboard Electron including the first ever wooden satellite, WISA Woodsat, developed by Finnish company Arctic Astronautics. The mission is expected to follow on from three back-to-back Electron launches in August and September for BlackSky Global, and the CAPSTONE mission to the Moon in support of NASA’s Artemis program.

Rocket Lab Media Contact:

Murielle Baker | (+64) 27 538 9040 | media@rocketlabusa.com

Images and video content:

www.rocketlabusa.com/about-us/updates/link-to-rocket-lab-imagery-and-video/

About Rocket Lab:

Rocket Lab is a global leader in space, building rockets and spacecraft that make it easier to get to orbit and to do amazing things there. Founded in 2006, Rocket Lab provides end-to-end mission services that provide frequent and reliable access to space for civil, defense, and commercial markets. Headquartered in Long Beach, California, Rocket Lab designs and manufactures the Electron and Neutron launch vehicles and Photon satellite platform. Rocket Lab’s Electron launch vehicle is the second most frequently launched U.S. rocket annually and has delivered more than 100 satellites to orbit for private and public sector organizations, enabling operations in national security, scientific research, space debris mitigation, Earth observation, climate monitoring, and communications. Rocket Lab and Vector Acquisition Corporation (Nasdaq: VACQ), a publicly-traded special purpose acquisition company, announced a proposed business combination in the first quarter of 2021 (https://bwnews.pr/3yBYYzd). The transaction is expected to be completed in the third quarter of 2021. Upon closing, the combined company is expected to remain listed on the Nasdaq with its common stock and warrants trading under the new ticker symbols, “RKLB” and “RKLBW”, respectively.

About Aurora Propulsion Technologies

Aurora Propulsion Technologies’ mission is to ensure sustainable use of space, whilst prolonging the useful lifespan of satellites. Our technologies enable effective and prompt implementation of satellite position and orientation to ensure successful execution and growth for the owners’ business as well as the safe and reliable deorbiting of satellites at the end of their useful life. The long-term mission goal is deep space exploration with microsatellite-sized probes using a revolutionary means of propulsion, an electric sail. Visit Aurora Propulsion Technologies at www.aurorapt.fi.

Additional Information

This press release relates to a proposed transaction between Rocket Lab USA, Inc. (“Rocket Lab”) and Vector Acquisition Corporation (“Vector”). This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Vector and Rocket Lab filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. The proxy statement/prospectus has been sent to all Rocket Lab and Vector shareholders. Rocket Lab and Vector will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Rocket Lab and Vector are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Rocket Lab and Vector through the website maintained by the SEC at www.sec.gov.

The documents filed by Vector with the SEC also may be obtained free of charge upon written request to Vector Acquisition Corporation, One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105. The documents filed by Rocket Lab with the SEC also may be obtained free of charge upon written request to Rocket Lab USA, Inc., 3881 McGowen Street, Long Beach, CA 90808.

Participants in the Solicitation

Rocket Lab, Vector and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Vector’s shareholders in connection with the proposed transaction. A list of the names of such directors, executive officers, other members of management, and employees, and information regarding their interests in the proposed transaction are contained in Vector’s filings with the SEC, including Vector’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 30, 2021, as amended by Amendment No. 1 on May 3, 2021, certain of its Current Reports filed on Form 8-K and the definitive proxy statement/prospectus relating to the proposed transaction filed on July 22, 2021, and such information and names of Rocket Lab’s directors and executive officers is in the definitive proxy statement/prospectus relating to the proposed transaction filed on July 22, 2021. Additional information regarding the interests of such potential participants in the solicitation process are included in the registration statement (and included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC.

Forward-Looking Statements

This press release may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding Vector’s, Rocket Lab’s or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Rocket Lab’s current expectations and beliefs concerning future developments and their potential effects. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the proposed transaction with Vector may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction with Vector, including the adoption of the merger agreement governing the proposed transaction by Vector’s shareholders, and (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement. There can be no assurance that the future developments affecting Rocket Lab will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Rocket Lab’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Except as required by law, Rocket Lab is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.